Mail Stop 3-9
	February
23, 2005

      Nigel Johnson
      Arch Management Services, Inc.
      4-2341 West Broadway
      Vancouver, BC V6K 2E6

      Re:	Arch Management Services, Inc.
      	Registration Statement on Form SB-2
      Filed December 17, 2004
      	File Number 333-121356

       Dear Mr. Johnson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. The cover page should indicate the number of the amendment. In future filings please include the amendment number on the cover page.

Management consulting services provided to individuals working in the acting and entertainment industry ..., page 8
2. Please revise your risk factor caption to clarify that you do not compare favorably to many of your competitors in terms of attributes you consider to be essential.

Description of Business, page 22
3. We note your response to comment 17. Please revise the discussion to indicate that Mr. Johnson appeared as an extra or a stand-in in each of these films or televisions shows.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact at Christine Allen (202) 824-5533or Don
Abbott
at (202) 942-2819 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 942-7381 or Suzanne Hayes at (202) 942-1789 with any other
questions.
      .


      Sincerely,




      Jeffrey Riedler
      Assistant Director


cc:	Ken Finklestein
	2200-1420 Fifth Avenue
	Seattle, WA 98101